Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
May 27, 2011
Via EDGAR and by Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Cyclacel Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on Form S-3
Filed May 16, 2011
File No. 333-167470
Ladies and Gentleman:
On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (Registration No. 333-167470) (the “Amendment”) as initially filed with the Commission on May 16, 2011 (the “Registration Statement”). We are also delivering two clean courtesy copies of the Amendment to the attention of Ms. Rose Zukin, Esq. of the Commission.
Set forth below is the Company’s response to the comment provided by the staff (the “Staff”) of the Commission by way of a letter (the “Comment Letter”) dated May 23, 2011, from Jeffrey P. Riedler, Esq., Assistant Director of the Division of Corporation Finance.
Post-Effective Amendment No. 1 to Registration Statement
1.
We note that your incorporation by reference language on page 43 states that the company will incorporate by reference all documents filed pursuant to the Exchange Act “prior to the termination of the offering.” This language does not allow for the registration statement to forward incorporate by reference any relevant Exchange Act documents filed by the company prior to effectiveness of the registration statement. Accordingly, please revise this section to either incorporate by reference all relevant Exchange Act documents filed subsequent to the filing of the initial registration statement, including the Form 10-Q filed by the company on May 16, 2011, or change the current language such that the registration statement also forward incorporates all filings made pursuant to the Exchange Act after the date of the initial registration statement, and prior to effectiveness of the registration statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 27, 2011

Response:	In response to the Staff’s comment, the Company has revised the incorporation by reference language on page 43 of the Amendment and incorporated by reference the Form 10-Q filed by the Company on May 16, 2011.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Jeffrey P. Schultz at (212) 692-6732 or the undersigned at (212) 692-6774 with any comments or questions and please send a copy of any written comments to the following parties:
Joel I. Papernik, Esq.
Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission (Jeffrey P. Riedler, Esq., Assistant Director)

Cyclacel Pharmaceuticals, Inc. (Spiro Rombotis, President and Chief Executive Officer; Paul McBarron, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Finance)
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London